VIA EDGAR CORRESPONDENCE ONLY

April 4, 2012

Ms. Melissa Kindelan

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 8-K filed March 22, 2012

File no. 0-27225

Dear Ms. Kindelan:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Division of Corporate Finance dated April 2, 2012 (the “Comment Letter”) regarding the above referenced filings of DigitalTown, Inc (the “Company”).

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

We note that your revised disclosure in response to prior comment 2, regarding disagreements with MTK, still only addresses the year ended February 28, 2011 and through the date of the Form 8-K.  Please revise your disclosure to state, if true, that there have been no disagreements with MTK during the two most recent fiscal years through the date of dismissal.  See Item 304(a)(1)(iv) of Regulation S-K.

Response:

The Company will file an amended 8-K which is in compliance with Item 304(a)(1)(iv) of Regulation S-K.

2.

Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Ms. Melissa Kindelan

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Response:

The Company will obtain an updated Exhibit 16 letter from its former accountant and file it with the amended 8-K.

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/ Robert Castle

Robert Castle

CEO and President

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP